FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002

                           California Exploration Ltd.
                 (Translation of registrant's name into English)

                                     0-30920
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X              Form 40-F
                           -------                    -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                         No   X
                     -------                    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            California Exploration Ltd.
                                            ------------------------------------
                                            (Registrant)

Date: October 18, 2002                    By /s/ Nick DeMare
      ----------------------                ------------------------------------
                                             Nick DeMare, Director
                                             (Signature)*


      *Print the name and title of the signing officer under his signature.

--------------------------------------------------------------------------------



                           CALIFORNIA EXPLORATION LTD.

                          (Formerly QDM Ventures Ltd.)

                          (A Development Stage Company)


                        CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITORS' REPORT



To the Shareholders of
California Exploration Ltd. (formerly QDM Ventures Ltd.)


We have audited the consolidated balance sheets of California Exploration Ltd. (formerly QDM Ventures Ltd.) as at May 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.


                                                               /s/D&H Group
Vancouver, B.C.
September 27, 2002                                         Chartered Accountants





                                   D&H Group
                          A Paternship of Corporations
               A member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C2
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
          (Expressed in United States Dollars, unless otherwise stated)


                                                                                        2002             2001
                                                                                          $                $
                                   A S S E T S
CURRENT ASSETS
Cash                                                                                     98,408          360,580
Amounts receivable and prepaids                                                          20,323          159,004
                                                                                   ------------     ------------
                                                                                        118,731          519,584
BRIDGE LOANS (Note 4)                                                                    99,800                -
CAPITAL ASSETS (Note 5)                                                                  50,698           91,290
OIL AND GAS PROPERTIES (Notes 6 and 12)                                                 268,396           20,697
OTHER ASSETS (Note 7)                                                                   263,531          280,934
                                                                                   ------------     ------------
                                                                                        801,156          912,505
                                                                                   ============     ============


                              L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 9(b))                                    190,031           35,071
ADVANCES FROM SHAREHOLDER (Note 9(a))                                                    58,920                -
                                                                                   ------------     ------------
                                                                                        248,951           35,071
                                                                                   ------------     ------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 8)                                                                1,102,823        1,019,339
DEFICIT                                                                                (550,618)        (141,905)
                                                                                   ------------     ------------
                                                                                        552,205          877,434
                                                                                   ------------     ------------
                                                                                        801,156          912,505
                                                                                   ============     ============
OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 12)

APPROVED BY THE DIRECTORS

/s/ Desmond O'Kell       , Director
-------------------------
/s/ Nick DeMare          , Director
-------------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
          (Expressed in United States Dollars, unless otherwise stated)


                                                                          Cumulative
                                                                        from Inception        Year             Year
                                                                      (October 6, 1999)      Ended            Ended
                                                                          to May 31,         May 31,          May 31,
                                                                             2002             2002             2001
                                                                               $                $               $
EXPENSES
Accounting and administration                                                  44,702          21,880          12,725
Audit and legal                                                                75,544          53,977          15,290
Amortization of capital assets                                                 92,194          38,442          36,524
Office and miscellaneous                                                      120,156          75,246          11,209
Salaries, wages and related benefits                                           78,625          53,921          22,671
Travel and related costs                                                       27,072             713           9,830
                                                                         ------------    ------------    ------------
                                                                              438,293         244,179         108,249
                                                                         ------------    ------------    ------------
OTHER ITEMS
Gain on sale of oil and gas properties                                        252,833               -               -
Write-down of other assets                                                   (223,375)       (123,375)       (100,000)
Industry partners inducement                                                 (123,404)              -        (123,406)
Impairment of oil and gas properties                                          (39,346)        (39,346)              -
Write-off of amounts receivable                                               (74,293)        (74,293)              -
Interest and other income                                                      95,260          72,480          10,620
Income tax recovery                                                                 -               -          73,000
                                                                         ------------    ------------    ------------
                                                                             (112,325)       (164,534)       (139,786)
                                                                         ------------    ------------    ------------
LOSS FOR THE PERIOD                                                          (550,618)       (408,713)       (248,035)
RETAINED EARNINGS (DEFICIT) -
    BEGINNING OF PERIOD                                                             -        (141,905)        106,130
                                                                         ------------    ------------    ------------
DEFICIT - END OF PERIOD                                                      (550,618)       (550,618)       (141,905)
                                                                         ============    ============    ============

BASIC AND DILUTED LOSS PER SHARE                                                              $(0.06)         $(0.08)
                                                                                         ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                                              6,509,418       3,233,755
                                                                                         ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
          (Expressed in United States Dollars, unless otherwise stated)


                                                                          Cumulative
                                                                        from Inception        Year             Year
                                                                      (October 6, 1999)      Ended            Ended
                                                                          to May 31,         May 31,          May 31,
                                                                             2002             2002             2001
                                                                               $                $                $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                                          (550,618)       (408,713)       (248,035)
Items not affecting cash
   Amortization of capital assets                                              92,194          38,442          36,524
   Write-off of amounts receivable                                             74,293          74,293               -
   Write-down of other assets                                                 223,375         123,375         100,000
   Impairment of oil and gas properties                                        39,346          39,346               -
Decrease (increase) in amounts receivable and prepaids                        (86,597)         72,407         255,102
Increase (decrease) in accounts payable and accrued liabilities               192,635         157,564          12,171
Decrease in income taxes payable                                                    -               -         (73,000)
                                                                         ------------    ------------    ------------
                                                                              (15,372)         96,714          82,762
                                                                         ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to capital assets                                                  (142,892)              -               -
Recovery of (additions to) oil and gas properties                            (307,742)       (287,045)         63,520
Other assets                                                                 (573,485)       (190,401)       (114,393)
Loan repayment (advance)                                                      (30,000)          5,000         (35,000)
                                                                         ------------    ------------    ------------
                                                                           (1,054,119)       (472,446)        (85,873)
                                                                         ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                                   1,078,450               -         200,000
Share issue costs                                                             (24,111)              -            (680)
Deferred acquisition costs                                                    (13,221)        (13,221)              -
Advances from shareholder                                                      58,920          58,920               -
Cash assumed on reorganization                                                100,047         100,047               -
Reorganization costs                                                          (32,186)        (32,186)              -
                                                                         ------------    ------------    ------------
                                                                            1,167,899         113,560         199,320
                                                                         ------------    ------------    ------------

NET INCREASE ( DECREASE) IN CASH                                               98,408        (262,172)        196,209

CASH - BEGINNING OF PERIOD                                                          -         360,580         164,371
                                                                         ------------    ------------    ------------
CASH - END OF PERIOD                                                           98,408          98,408         360,580
                                                                         ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash activities

During the year ended May 31, 2002, the Company issued 4,346,084 common shares to complete the corporate reorganization, as described in Note 3.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


1.   OPERATIONS

     The Company was incorporated under the Company Act of British Columbia on December 10, 1999, as Buck Ventures Ltd. On May 10, 2000, the Company changed its name to QDM Ventures Ltd. As part of the reorganization described in Note 3, on September 25, 2001, the Company changed its name to California Exploration Ltd. and filed Articles of Continuance under the Business Corporations Act (Yukon Territory).

     The Company is focused on the acquisition, exploration and development of crude oil and natural gas reserves in the western United States. The Company is a development stage oil and gas company and, as of May 31, 2002, has not earned any significant production revenue, nor found proved reserves on any of its properties. The Company has entered into participation and farm-in agreements with industry partners on certain of its properties pursuant to which these partners have acquired interests in the Company's properties for cash and issuances of their common shares. Additional funding will be required for the Company to participate in the acquisition, exploration and development of interests in oil and gas properties. In order to meet the Company's continuing financing needs, management of the Company intends to raise working capital through the sale of common shares or other securities, or merge with industry partners.

     In addition to its oil and gas activities, the Company has also entered into a letter of intent, as described in Note 4, which if completed, will result in the Company conducting business in the technology sector.

     The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company's consolidated financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     The ability of the Company to continue operations as a going concern is dependent upon its success in obtaining capital through sale of common shares or other securities and ultimately achieving profitable operations.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which necessarily involves the use of estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, California Exploration Inc. ("CalEx"), a company incorporated under the laws of the state of Nevada. See also Note 3.

     Use of Estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

     Cash Equivalents

     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

     Oil and Gas Properties

     Capitalized Costs
     -----------------

     The Company follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Depletion and Depreciation
     --------------------------
     Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

     Ceiling Test
     ------------
     In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

     Joint Operations

     Substantially all of the Company's oil and gas exploration activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

     Capital Assets

     Capital assets, which comprise office equipment, furniture and fixtures and computer software are recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives.

               Office equipment                                   5 years
               Office furniture and fixtures                      7 years
               Software                                           3 years

     Long-term Investments

     Long-term investments are accounted for using the cost method.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Revenue Recognition

     The Company will recognize oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells.

     Income Taxes

     Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Loss Per Share

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

     Share Option Plan

     The Company has a stock option plan which is described in Note 8(c). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

     Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.

     Fair Value

     The carrying amount reported in the balance sheet for cash, amounts receivable, bridge loans, other assets, accounts payable and accrued liabilities and advances from shareholder approximates fair value.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


3.   CORPORATE REORGANIZATION

     On September 27, 2001, the Company completed a reorganization with the shareholders of CalEx, whereby the Company issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding share capital of CalEx.

     Since this transaction resulted in the former shareholders of CalEx acquiring control of the Company, the exchange has been treated for accounting purposes as a reverse takeover. In accounting for this transaction:

      i) CalEx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheets at their historical book value;

     ii) control of the net assets and business of the Company was acquired effective September 27, 2001. The transaction has been accounted as a purchase of the assets and liabilities of the Company by CalEx. The assets and liabilities of the Company have been recorded at their fair values, as follows:

                                                                           $

          Net working capital                                            89,208
          Advances to CalEx, as at combination
              date, eliminated on consolidation                          21,462
          Deferred reorganization costs                                  70,113
                                                                   ------------
          Net assets purchased                                          180,783
                                                                   ============

    iii) the consolidated statements of operations and deficit and cash flow for the year ended May 31, 2002 include CalEx's results of operations and cash flow for the year ended May 31, 2002 and the Company's results of operations and cash flow from the effective date of the business acquisition. The comparative figures for the year ended May 31, 2001 are those of CalEx.

     Prior to completion of the corporate reorganization the Company incurred general and administration costs totalling $40,391 for the period June 1, 2001 to September 27, 2001.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


4.   PROPOSED BUSINESS ACQUISITION

     On January 14, 2002, the Company entered into a letter of intent (the "Letter of Intent") whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS, based upon OPS achieving certain revenue levels.

     OPS was established in August 2001 to provide technology and turn-key solutions to optimize oil, gas and power energy resources. OPS is a development stage company with limited operations to date.

     The Company has provided OPS bridge loans totaling $99,800 (CDN $150,000). The bridge loans are non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loans. In addition, the shareholders of OPS have also agreed to pledge their shareholdings in OPS as security.

     As at May 31, 2002, the Company has incurred $13,221 for legal fees associated with the proposed acquisition. This amount has been recorded as deferred acquisition costs. In the event the business acquisition is not completed, the Company will charge the deferred costs to operations.

     Subsequent to May 31, 2002, the Company and OPS agreed that a restructuring of OPS' business plan was required before the proposed acquisition could proceed. The extent of the changes and the amendments, if any, that may be required to the Letter of Intent are not known at this time.


5.   CAPITAL ASSETS

                                                      2002                                    2001
                                     --------------------------------------   --------------------------------------
                                                   Accumulated                              Accumulated
                                        Costs     Amortization       Net          Costs    Amortization       Net
                                     -----------  ------------  -----------   -----------  ------------  -----------
                                          $            $              $             $             $             $
     Office furniture and fixtures        20,466         7,288       13,178        25,750         5,560       20,190
     Office equipment                     50,425        24,916       25,509        51,895        15,272       36,623
     Software                             67,397        55,386       12,011        67,397        32,920       34,477
                                     -----------  ------------  -----------   -----------  ------------  -----------
                                         138,288        87,590       50,698       145,042        53,752       91,290
                                     ===========  ============  ===========   ===========  ============  ===========

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



6.   OIL AND GAS PROPERTIES

                                                          2002           2001
                                                            $              $
     Undeveloped oil and gas prospects
        Acquisitions and leasehold costs                 20,697          20,697
        Exploration costs                               247,699               -
                                                   ------------    ------------
                                                        268,396          20,697
                                                   ============    ============

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells.

     During the year ended May 31, 2002, the Company recorded an impairment charge of $39,346 (2001 - nil) reflecting its share of unsuccessful drilling activities and related acquisition costs. As at May 31, 2002, the Company had not found any proved reserves.

     See Note 12.


7.   OTHER ASSETS

                                                          2002           2001
                                                            $              $

     Portfolio investments                               11,500         134,875
     Other                                              136,679         146,059
     Deferred acquisition costs (Note 4)                 13,221               -
     Due from related parties (Note 9(b))               102,131               -
                                                   ------------    ------------
                                                        263,531         280,934
                                                   ============    ============

     During the year ended May 31, 2001, the Company wrote down its portfolio investments by $100,000. During the year ended May 31, 2002, the Company wrote down the investments by a further $123,375, to $11,500, its estimated fair market value.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


8.   SHARE CAPITAL

                                                                                      Number
                                                                                    of Shares              $

     Authorized - unlimited common shares
        (2001 - 100,000,000 common shares) without par value

     CalEx
     -----
     Balance, May 31, 2000                                                            2,346,084          855,019
     Shares issued for cash                                                           2,000,000          200,000
     Less:  share issuance costs                                                              -             (680)
     Loan to officer                                                                          -          (35,000)
                                                                                   ------------     ------------
     Balance, May 31, 2001                                                            4,346,084        1,019,339

     Repayment on loan by officer                                                             -            5,000

     Reverse Take-over Transaction at September 27, 2001
     ---------------------------------------------------
     Adjustment of shares to reflect shares of the legal
        parent outstanding at time of reverse take-over                               3,245,001                -
     Net assets of legal parent at time of reverse take-over                                  -          180,783
     Less:  reorganization costs                                                              -         (102,299)
                                                                                   ------------     ------------
     Balance, May 31, 2002                                                            7,591,085        1,102,823
                                                                                   ============     ============

     (a) During the year ended May 31, 2002, the Company completed the business combination with CalEx and issued 4,346,084 common shares of its share capital for 100% of the issued and outstanding common stock of CalEx. Of the shares issued in the business combination, at May 31, 2002, 2,207,325 shares (the "Security Shares") are held in escrow pursuant to a security escrow agreement, and will be released at six months intervals over a period ending September 27, 2007.

     (b) As at May 31, 2002, 1,650,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.

     (c) On July 20, 2001, the Company's Board of Directors (the "Board") approved and adopted a stock option plan (the "Plan"). The maximum number of shares reserved for issuance under the Plan is 1,518,217 common shares which amount represents 20% of the issued capital of the Company, of which 285,000 shares are currently reserved for issue for stock options granted prior to the adoption of the Plan by the directors of the Company.

          Share options to directors and employees of the Company and consultants to acquire 1,085,000 shares were granted and outstanding as at May 31, 2002. These options are exercisable on varying dates expiring from fiscal 2004 to fiscal 2005 at prices ranging from CDN$0.20 to CDN $0.60 per share.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)



8.   SHARE CAPITAL (continued)


          Details of options outstanding are as follows:

                                                              2002                         2001
                                                    --------------------------     --------------------------
                                                                      Weighted                       Weighted
                                                                       Average                        Average
                                                        Number        Exercise         Number        Exercise
                                                     of Options        Price        of Options        Price
                                                                        CDN$                           CDN$
          Balance, beginning of year                     285,000        0.20                  -           -
          Granted                                        800,000        0.60            285,000        0.20
                                                    ------------                   ------------
          Balance, end of year                         1,085,000        0.49            285,000        0.20
                                                    ============                   ============


     (d) As at May 31, 2002, warrants to purchase up to 55,000 common shares of the Company at CDN$0.20 per share on or before June 21, 2002, remained outstanding. Subsequent to May 31, 2002, the warrants were exercised and the Company received $11,000.


9.   RELATED PARTY TRANSACTIONS

     (a) During the year ended May 31, 2002, the former President of the Company advanced $58,920 to the Company pursuant to a proposed private placement, which was not completed. The advance is non-interest bearing and the shareholder has agreed not to demand repayment of the advance during the next fiscal year.

     (b) The Company conducts certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and former officers and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at May 31, 2002, the Company had recorded $102,131 (2001 - $nil) in other assets and $172,394 (2001 - $nil) in accounts payable and accrued liabilities with the related corporations.

     (c) During the year ended May 31, 2001, the Company provided a loan of $35,000 to the President of the Company to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares held by the President. During the year ended May 31, 2002, the Company received a partial payment of $5,000. As at May 31, 2002, 300,000 Loan Shares remain pledged as security for the promissory note.

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


10.  INCOME TAXES

     As at May 31, 2002, the Company has accumulated non capital losses for Canadian income tax purposes of approximately CDN$190,000, expiring from 2007 to 2009, and for United States income tax purposes of approximately $568,000, expiring from 2020 to 2022, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


11.  SEGMENTED INFORMATION

     As at May 31, 2002, the Company and its subsidiary operated in one industry segment, the exploration for and the development of petroleum and natural gas. The Company's current petroleum and natural gas interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                               2002
                                                   ----------------------------
                                                   Identifiable           Net
                                                      Assets              Loss
                                                         $                  $

     United States                                      590,781        (227,389)
     Canada                                             210,375        (181,324)
                                                   ------------    ------------
                                                        801,156        (408,713)
                                                   ============    ============

                                                               2001
                                                   ----------------------------
                                                   Identifiable           Net
                                                      Assets              Loss
                                                         $                  $

    United States                                       458,836         (96,006)
    Canada                                              453,669        (152,029)
                                                   ------------    ------------
                                                        912,505        (248,035)
                                                   ============    ============

                           CALIFORNIA EXPLORATION LTD.
                          (Formerly QDM Ventures Ltd.)
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2002 AND 2001
          (Expressed in United States Dollars, unless otherwise stated)


12.  SUBSEQUENT EVENTS

     Subsequent to May 31, 2002, the Company conducted the drilling of a side-track to an exploratory well which was initially drilled in 2001. The results from the side-track determined that the well was uneconomic and it was plugged and abandoned. As at May 31, 2002, the Company had incurred $268,396 associated with the acquisition and exploration on the prospect. A further $51,000 was paid by the Company subsequent to May 31, 2002, relating to the side-track. These costs will be charged to operations during fiscal 2003.

     See also Note 4.

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                         FOR THE YEAR ENDED MAY 31, 2002



1.(a)GENERAL AND ADMINISTRATIVE

     General and administrative expenses for the year ended May 31, 2002.

                                                                           $

     Accounting and administration                                       21,880
     Amortization                                                        38,442
     Audit                                                               13,856
     Consulting                                                          13,312
     Insurance                                                            5,156
     Legal                                                               40,121
     Office and miscellaneous                                            23,771
     Office rent                                                         27,783
     Regulatory and transfer agent                                        5,224
     Salaries, wages & benefits                                          53,921
     Travel and related costs                                               713
                                                                   ------------
                                                                        244,179
                                                                   ============


1.(b)RELATED PARTY TRANSACTIONS

     (a) During the year ended May 31, 2002, the former President of the Company advanced $58,920 to the Company pursuant to a proposed private placement, which was not completed. The advance is non-interest bearing and the shareholder has agreed not to demand repayment of the advance during the next fiscal year.

     (b) The Company conducts certain oil and gas operations with corporations in which certain of the corporations' officers and directors are current shareholders and former officers and directors of the Company. These transactions were conducted under the same terms and conditions as transactions with non-related parties. As at May 31, 2002, the Company had recorded $102,131 (2001 - $nil) in other assets and $172,394 (2001 - $nil) in accounts payable and accrued liabilities with the related corporations.

     (c) During the year ended May 31, 2001, the Company provided a loan of $35,000 to the President of the Company to acquire 350,000 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non- interest bearing and is repayable either in part or in full as required by the Company upon the disposition of all or part of the Loan Shares held by the President. During the year ended May 31, 2002, the Company received a partial payment of $5,000. As at May 31, 2002, 300,000 Loan Shares remain pledged as security for the promissory note.

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                         FOR THE YEAR ENDED MAY 31, 2002



2.(a)NO SECURITIES WERE ISSUED DURING THE YEAR ENDED MAY 31, 2002


2.(b)OPTIONS GRANTED DURING THE YEAR ENDED MAY 31, 2002

     Date                  Number        Type                                       Exercise
     Granted             of Shares     of Option           Name                       Price        Expiry Date
     -------             ---------     ---------           ----                      -------       -----------

     Oct. 2/01             100,000      Director           John Behr                  $0.60        Sept. 28/04
     Oct. 2/01             250,000      Director           Ted Carlsen                $0.60        Sept. 28/04(1)
     Oct. 2/01              25,000      Employee           Colleen Classen            $0.60        Sept. 28/04
     Oct. 2/01             100,000      Director           Diana Derycz-Kessler       $0.60        Sept. 28/04(2)
     Oct. 2/01              50,000      Employee           Kurt Johnson               $0.60        Sept. 28/04
     Oct. 2/01              25,000      Employee           Mike McPhetridge           $0.60        Sept. 28/04
     Oct. 2/01             250,000      Director           Desmond O'Kell             $0.60        Sept. 28/04
                           -------
                           800,000

     (1) Mr. Carlsen resigned as a Director and President of the Company on October 7, 2002. His options will expire on January 5, 2003.

     (2)  Ms.  Derycz-Kessler  resigned  as a Director  of the Company on May 7,
          2002. Her options expired on August 5, 2002.


3.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2002

                                                               Issued
                                                   ----------------------------
                              Authorized
     Class      Par Value       Number               Number             Amount
     -----      ---------      --------            ---------          ---------
     Common        WPV        Unlimited            7,591,085         $1,102,823


3.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT MAY 31, 2002


                                          Exercise Price
     Security         Number                 Per Share           Expiry Date
     --------         -------             --------------     ------------------
     Options          285,000               $0.20            December 21, 2003
     Options          800,000               $0.60            September 28, 2004
     Warrants          55,000               $0.20            June 21, 2002

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                            SUPPLEMENTARY INFORMATION
                         FOR THE YEAR ENDED MAY 31, 2002



3.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2002

     As at May 31, 2002:

     i) 2,207,325 common shares (the "Securitiy Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2007; and

     ii) 1,650,001 common shares (the "Escrow Shares") remain held in escrow and will be released at six month intervals over a period ending September 27, 2004.



3.(d)LIST OF DIRECTORS AND OFFICERS AS AT MAY 31, 2002

     Directors:
            Ted Carlsen(1)
            John Behr
            Desmond O'Kell

     Officers:
            Ted Carlsen, President(1)
            Desmond O'Kell, CFO and Corporate Secretary(1)

     (1) On October 7, 2002, Mr. Carlsen resigned as the President and a Director of the Company. Mr. O'Kell was appointed the President of the Company and Mr. Nick DeMare was appointed a Director of the Company to fill the vacancy.

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

Business Overview and Proposed Business Acquisition
---------------------------------------------------

In September of 2001, the Company completed its Qualifying Transaction by merging with California Exploration Inc., a Nevada based company focussed on the acquisition, exploration and development of crude oil and natural gas prospects in the San Joaquin and Sacramento Basins of California, United States.

On January 14, 2002, the Company entered into a letter of intent whereby it agreed, subject to shareholder and regulatory approvals, to acquire 100% of the issued and outstanding common shares of Optimal Power Systems Ltd. ("OPS"), a private company incorporated under the laws of Alberta. Under the terms of the letter of intent, the Company proposes to issue up to 4.8 million common shares of the Company to the shareholders of OPS. No shares will be issued until OPS generates CDN $4 million in revenue, at which time 800,000 shares will be issued. An additional 800,000 shares will be issued when a further CDN $4 million in revenue is achieved. Thereafter 800,000 shares will be issued for each incremental CDN $5 million in revenue is achieved, until all 4.8 million shares are issued.

OPS is a privately-owned, software developer company based in Edmonton, Alberta. The primary purpose of the business combination is to change the primary business focus of the Company from oil and gas exploration and development to the development and utilization of software technology for use in the oil and gas industry and in particular for optimization of oil and gas and power energy resources.

The Company has provided OPS a bridge loan of CDN$150,000. The bridge loan is non-interest bearing. OPS has agreed to pledge its assets as security for the bridge loan and in addition, the principals of OPS have pledged their shares of OPS as security.

In light of the current market conditions, both the Company and OPS recognize that a restructuring of the OPS business plan is required before the proposed acquisition can proceed. The extent of the changes and the amendments, if any, to the letter of intent are not known at this time. The Company cannot predict if OPS will be successful in its restructuring. However, the Company feels that the restructuring must take place by the end of 2002.

Oil and Gas Property Update
---------------------------

In conjunction with the Qualifying Transaction, the Company proceeded with the first stage of the exploration and development program prescribed for its oil and gas interests. As at May 31, 2002, the Company had drilled eight wells. Of the eight wells, six were abandoned as dry holes, one, the Suisan #25 well, required side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in shortly after commencement of production. This well was subsequently abandoned. In addition, the joint venture partners informed the Company that they terminated their joint venture agreements and

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

agreed to pay maintenance costs with respect to the prospect they retain an interest in. It was therefore determined by management of the Company to consider other opportunities in the oil and gas industry. Throughout the first half of calendar 2002, the Company worked towards finding partners to drill the side- track well to the Suisan #25 well.

On August 19, 2002, the Company commenced the side-track of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisan sands were encountered in this well. Gas shows were present throughout the Suisan Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisan Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

As at May 31, 2002, the Company had recorded $268,396 associated with the acquisition and exploration on the Basil Prospect and the Suisan #25 well. A further $51,000 has been paid by the Company for its share of the side-track costs.

Change of Officers and Directors
--------------------------------

On May 7, 2002 Ms. Diana Derycz-Kessler tendered her resignation as a director of the Company. On October 7, 2002, Mr. Ted Carlsen tendered his resignation as a director and officer of the Company. Mr. Desmond O'Kell was appointed the President of the Company and Mr. Nick DeMare was appointed a Director of the Company.

Operations
----------

During the year ended May 31, 2002 the Company reported a net loss of $408,713 compared to a net loss of $248,035 for the comparable period in 2001. The increase in loss in 2002 was attributed to a number of factors. General and administration expenses increased by $135,930, from $108,249 in 2001 to $244,179 in 2002. During 2001, the majority of the Company's overhead costs were reimbursed by its joint venture partners. During 2002, the joint venture partners informed the Company that they terminated their joint venture agreements. As a result, the Company was not able to recover a significant portion of its overhead costs in 2002.

With the unsuccessful drilling of the regional California prospects, the Company has written-off $39,346 of costs. In addition, as at May 31, 2002, the Company had incurred $268,396 associated with the acquisition of the Basil Prospect and

                           CALIFORNIA EXPLORATION LTD.
                          (A Development Stage Company)
                                QUARTERLY REPORT
                         FOR THE YEAR ENDED MAY 31, 2002
          (Expressed in United States Dollars, unless otherwise stated)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

the drilling of the Suisan #25 well. A further $51,000 was paid by the Company, subsequent to May 31, 2002, for its share of the side-track. These costs will be recorded as impairment charges during fiscal 2003.

During 2002, a provision of $74,293 was made to the receivable from Westone Ventures Inc. and Hutton Creek Resources Inc., former joint venture partners. In addition, the Company wrote-down its portfolio investments by a further $123,375 to its estimated $11,500 fair market value.

Liquidity and Capital Resources
-------------------------------

The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds interests in oil and gas properties and is not generating operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings, complete its proposed acquisition of OPS or generate sufficient cash flows.